
ScanHash LLC
Statements of Changes in Members' Equity
From January 1, 2019 to December 31, 2020
(Unaudited)


	Membership Interest Units		Member Contributions	Retained Earnings	Total Members' Equity
	Units	Amount			
Balance, January 1, 2019	8,200,000	$ -	$ -	$ -	$ -
Net income					
Balance, December 31, 2019	8,200,000	$ -	$ -	$ -	$ -
Net income					
Balance, December 31, 2020	8,200,000	$ -	$ -	$ -	$ -